                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  LUBY'S, INC.
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                                (Name of Issuer)

                     COMMON STOCK, $.32 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    549282101
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                                 (CUSIP Number)

                                FRANK MARKANTONIS
                                  642 YALE ST.
                              HOUSTON, TEXAS 77007
                                 (713) 869-0151
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MARCH 9, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 549282101                   13 D                     Page 2 of 7 Pages
-------------------                                            -----------------

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          1          NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     HARRIS JAMES PAPPAS

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          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                                         (b) [ ]
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          3          SEC USE ONLY


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          4          SOURCE OF FUNDS

                     PF

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          5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES CITIZEN

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         NUMBER OF              7     SOLE VOTING POWER
           SHARES
        BENEFICIALLY                  671,900
           OWNED
          BY EACH           ----------------------------------------------------
         REPORTING              8     SHARED VOTING POWER
           PERSON
            WITH                      0

                            ----------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      671,900

                            ----------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     671,900

--------------------------------------------------------------------------------
         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.0%

--------------------------------------------------------------------------------
         14          TYPE OF REPORTING PERSON

                     IN

--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 549282101                   13 D                     Page 3 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
          1          NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     CHRISTOPHER JAMES PAPPAS

--------------------------------------------------------------------------------
          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3          SEC USE ONLY


--------------------------------------------------------------------------------
          4          SOURCE OF FUNDS

                     PF

--------------------------------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [ ]

--------------------------------------------------------------------------------
          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES CITIZEN

--------------------------------------------------------------------------------
         NUMBER OF              7     SOLE VOTING POWER
           SHARES
        BENEFICIALLY                  671,900
           OWNED
          BY EACH           ----------------------------------------------------
         REPORTING              8     SHARED VOTING POWER
           PERSON
            WITH                      0

                            ----------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      671,900

                            ----------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     671,900

--------------------------------------------------------------------------------
         12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                     SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.0%

--------------------------------------------------------------------------------
         14          TYPE OF REPORTING PERSON

                     IN

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             (FILED BY THE GROUP PURSUANT TO GENERAL INSTRUCTION C)

ITEM 1. SECURITY AND ISSUER.

No change since the Schedule 13D was filed on December 16, 2000.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed jointly by Harris James Pappas ("H. Pappas") and Christopher James Pappas ("C. Pappas"). C. Pappas and H. Pappas are each referred to herein, individually, as a "Shareholder" and together as the "Shareholders." As part of the Transaction (defined below), the principal employment of each of the Shareholders is with the Company. C. Pappas is serving as the Company's President and Chief Executive Officer and H. Pappas is serving as the Company's Chief Operating Officer. Their employment arrangements acknowledge that the Shareholders continue to be the principal owners and operators of Pappas Partners, L.P. and Pappas Restaurants, Inc., whose address is 642 Yale Street, Houston, Texas 77007, and that they will continue to be involved in their privately owned restaurant businesses. The addresses of the Shareholders shall continue at such location but shall also be at the Company's principal executive office set forth in Item 1 hereof. Each Shareholder is a United States citizen. During the last five years, neither of the Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change since the Schedule 13D was filed on December 16, 2000.

ITEM 4. PURPOSE OF TRANSACTION.

Following the Shareholders' acquisition of approximately 6% of the common stock, $.32 par value per share, of the Company (the "Common Stock"), as disclosed on the Schedule 13D the Shareholders filed with the Securities & Exchange Commission ("SEC") on December 16, 2000, the Shareholders negotiated the terms of a transaction with the Board of Directors of the Company (the "Transaction") pursuant to which the Shareholders have become executive officers and members of the Board of Directors of the Company and setting their compensation and providing for direct investments in the Company. Specifically, on March 9, 2001, the Shareholders entered into a Purchase Agreement (the "Purchase Agreement") with the Company pursuant to which the Shareholders agreed to purchase promissory notes from the Company in the aggregate principal amount of $3 million. The Purchasers will make this initial investment at such time as the Company is able to obtain the agreement of the lenders (the "Lenders") to a credit agreement (the "Credit Agreement") to which the Company is a party and under which the Company is in default to forebear from pursuing any remedy for such default for a period of eight weeks. The Shareholders will purchase promissory notes from the Company for an additional $7 million, for a total cumulative investment of $10 million, at such time as the Lenders and the Company amend the Credit Agreement in a manner satisfactory to the Shareholders. All of the promissory notes purchased by the Shareholders from the Company pursuant to the Purchase Agreement (collectively, the "Notes") will be subordinated to senior debt of the Company (including debt under the Credit Agreement), and will be convertible into shares of Common Stock of the Company at the Shareholder's election (at a conversion price of $5 per share), subject to certain restrictions and limitations to be set forth in the Notes. Interest on the Notes may be payable in Common Stock for the first two years after issuance of the Notes under certain circumstances to be set forth in the Notes. The Purchase Agreement also contains the agreement of the Company to take all actions to ensure that the Board's nominee to fill the next vacancy on the Company's Board of Directors is made by the Shareholders.

At the same time as, and in conjunction with, the Purchase Agreement, each Shareholder entered into an employment agreement with the Company (together, the "Employment Agreements"). Pursuant to the terms of the Employment Agreements, C. Pappas is to serve as the Company's President and Chief Executive Officer and H. Pappas to serve as its Chief Operating Officer, each for a term of three years. The Shareholders intend to use their positions as executive officers of the Company, along with their positions as directors, to attempt to negotiate the forbearance of and amendment to the Credit Agreement, discussed above, and to otherwise manage the Company's operations, subject to Board supervision. Each Shareholder has agreed not to compete with the Company during the term of his employment by the Company and for an additional period that varies in length depending on the activity to be conducted and the reason for the cessation of the Shareholder's employment with the Company. As compensation for his services, each Shareholder will be paid an annual salary of $100,000, and has been granted an option to purchase 1,120,000 shares of Common Stock (together, the "Options," and each, individually, an "Option") at an exercise price of $5 per share. The Options become exercisable by the Shareholders over three years in accordance with a vesting schedule set forth in the Options, and are otherwise subject to terms, restrictions and limitations set forth in the Options.

As part of the Transaction, the Company has also agreed to register certain shares of Common Stock owned by the Shareholders with the SEC under the Securities Act of 1933 upon the Shareholders' request, all pursuant to the terms of a Registration Rights Agreement.

In connection with the Transaction, the Company's Rights Agreement, dated as of April 16, 1991, with Ameritrust Company, N.A., has been amended to exempt the Shareholders from the application thereof to the extent provided in such amendment.

The Purchase Agreement, Employment Agreements, Options and Registration Rights Agreement are attached as exhibits to this Amendment No. 1 to Schedule 13D.

The Purchasers did not acquire their equity interests with the Company to, and do not intend to use their positions as officers and directors of the Company to, liquidate the Company, sell all or substantially all of its assets, merge it with any other person or make any other major changes in its business or corporate structure. Notwithstanding the foregoing, the Purchasers, in their respective offices with the Company, as members of the Board of Directors of the Company and as substantial equity investors in the Company, expect to have significant influence over the management and business of the Company and expect to actively manage all aspects of the Company's business and operations, subject to Board supervision, and make such changes thereto from time to time as may appear to be necessary or advisable.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a)      AGGREGATE NUMBER AND PERCENTAGE OF SHARES OWNED.

                  No change since the Schedule 13D was filed on December 16, 2000.

         (b)      NUMBER OF SHARES BENEFICIALLY OWNED BY THE SHAREHOLDERS.

                  No change since the Schedule 13D was filed on December 16, 2000.

         (c) No change since the Schedule 13D was filed on December 16, 2000.

         (d) No change since the Schedule 13D was filed on December 16, 2000.

         (e) No change since the Schedule 13D was filed on December 16, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

No change since the Schedule 13D was filed on December 16, 2000, except to the extent set forth in Item 4 hereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Ex. A    Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1)
                  Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

         Ex. B Purchase Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.*

         Ex. C Employment Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.*

         Ex. D Employment Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.*

         Ex. E Option Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.*

         Ex. F Option Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.*

         Ex. G Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.*

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         *        Filed with this Amendment No. 1 to Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 16, 2001



                                       /s/ HARRIS JAMES PAPPAS
                                       ----------------------------
                                       Harris James Pappas


                                       /s/ CHRISTOPHER JAMES PAPPAS
                                       ----------------------------
                                       Christopher James Pappas

                                INDEX TO EXHIBITS

      EXHIBIT
      NUMBER                             DESCRIPTION
      -------                            -----------
         A        Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1) Under
                  the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

         B        Purchase Agreement, dated as of March 9, 2001, among the
                  Company, Christopher J. Pappas and Harris J. Pappas.*

         C        Employment Agreement, dated as of March 9, 2001, between the
                  Company and Christopher J. Pappas.*

         D        Employment Agreement, dated as of March 9, 2001, between the
                  Company and Harris J. Pappas.*

         E        Option Agreement, dated as of March 9, 2001, between the
                  Company and Christopher J. Pappas.*

         F        Option Agreement, dated as of March 9, 2001, between the
                  Company and Harris J. Pappas.*

         G Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J.
                  Pappas.*

----------

         *        Filed with this Amendment No. 1 to Schedule 13D.